FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

Federated Hermes Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 16, 2025

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant” or the “Fund”)

1933 Act File No. 333-283469

1940 Act File No. 811-23174

Dear Mr. Cowan:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on June 26, 2025 with respect to the Fund’s Post-Effective Amendment No. 1 to its registration statement on Form N-2 under the Securities Act of 1933, as amended, which also serves as Amendment No. 29 to its registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), submitted by the Fund on May 9, 2025 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

As previously discussed, the Fund intends to file an amended Registration Statement reflecting the responses herein and updated financial information.

COMMENT 1. PROSPECTUS COVER PAGE – PORTFOLIO MANAGEMENT STRATEGIES

In the Fund’s 80% policy disclosed in this section, it states that “Derivative investments made by the Fund are included within the Fund’s 80% policy and are calculated at market value.” The Staff notes that the Fund could consider using notional value instead of market value.

RESPONSE: The Registrant is aware that the recent amendments to Rule 35d-1 under the 1940 Act (the Names Rule) will require funds to use the notional value of derivatives instruments, rather than the market value, for purposes of determining the value of a fund’s assets pursuant to its 80% policy. Prior to the compliance date, the Registrant intends to make all necessary changes to reflect the use of notional value as part of a complex-wide compliance change. However, at this time, the Registrant is not making any changes to its use of market value.

COMMENT 2. PROSPECTUS – REPURCHASES OF SHARES BY THE FUND

Rule 14e-8 under the Securities Exchange Act of 1934, as amended, prohibits announcements of tender offers without the intention to commence such offers within a reasonable time.  Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

RESPONSE: The Registrant understands and appreciates the Staff’s comment reflecting its current interpretation under the tender offer rules and the discretion it affords the Registrant’s Board in determining the size of the Fund’s repurchase offers and the timing within which the Fund will repurchase Shares and remit the repurchase price after the expiration date of the repurchase offer, and then disclose such determinations at the time the repurchase offer is made (rather than in the Fund’s prospectus).

The Registrant will update its Registration Statement to remove the noted concepts and focus tender offer related disclosure on the specific procedures that the Registrant intends to follow at the time it makes a tender offer consistent with the representative disclosure edits included below (additions bold and underlined and deletions struck).

REPURCHASE OF SHARES BY THE FUND

Because the Fund is a closed-end fund, shareholders do not have the right to require the Fund to repurchase any or all of their Shares. At the discretion of the Board and provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly (or more or less frequently as determined by the Board in its discretion). In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV on the relevant valuation date ~~(each, a “Valuation Date”), which will occur on or before the expiration date of the repurchase offer (the “Expiration Date”). Each repurchase offer ordinarily will be limited to the repurchase of approximately 5-15% of the net asset value of the Fund, although the Board can determine to authorize the Fund to repurchase in excess of 15% of the net asset value of the Fund in its discretion~~. Shareholders should be aware that the Fund is likely to offer to repurchase only a limited percentage of Shares at the Board's discretion (for example, 5-15% of the net asset value of the Fund), potentially resulting in limited liquidity for any particular Shareholder desiring to participate in a repurchase offer. The Fund will disclose the percentage of net assets of the Fund eligible to be repurchased at the time the repurchase offer is made. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund, in its sole discretion, may: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f) under the Exchange Act of 1934, as amended (the “Exchange Act”); or (b) determine to repurchase less than the full number of Shares tendered. In the event less than the full number of Shares tendered will be repurchased, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so as soon as practicable and in any event by no later than the date specified in the notice describing the terms of the applicable repurchase offer ~~(i.e., the Expiration Date)~~. The Fund will not accept any repurchase request received by it or its designated agent after such date. Repurchases of Shares by the Fund are subject to Rule 13e-4 under the Exchange Act, and will be made only in accordance with such rule. See “Repurchases and Transfers of Shares.”

~~The Expiration Date will be a date set by the Board occurring no sooner than twenty (20) business days after the commencement date of the repurchase offer and at least ten (10) business days from the date that notice of an increase or decrease in the percentage of the securities being sought or consideration offered is first published, sent or given to Shareholders. The Expiration Date may be extended by the Fund in its sole discretion. The Fund will not accept any repurchase request received by it or its designated agent after the Expiration Date.~~

The Fund has the right to repurchase Shares from a Shareholder if the Board determines that the repurchase is in the best interests of the Fund or upon the occurrence of certain events specified in the Fund’s Declaration of Trust.

~~The Fund will repurchase Shares and remit the repurchase price to Shareholders within five (5) business days after the Expiration Date.~~ The Fund’s Board will determine, in its discretion, the period within which the Fund will repurchase Shares and remit the repurchase price after the expiration of the repurchase offer, and such period will be disclosed to Shareholders at the time a repurchase offer is made.

COMMENT 3. PROSPECTUS - SUMMARY OF FUND EXPENSES

In footnote 5 of the fee table, it is disclosed that total expenses (after waivers and/or reimbursements) for the Institutional Shares and the Service Shares will not exceed 0.40% and 0.50%, respectively. Why are these amounts in footnote 5 less than the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements” line in the fee table (0.42% and 0.52%, respectively)?

RESPONSE: The Registrant confirms that the total expenses disclosed are consistent with the fee limit language in Footnote 5. The 2 basis points difference between the “Fee Limit” and the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements” figures is due to 1 basis point of “Acquired Fund Fees and Expenses” and 1 basis point for “interest expense” and “certain legal fees related to specific investments” included within “Other Expenses,” which are all outside of the Fund’s Fee Limit as addressed in Footnote 5.

If you have any questions on the enclosed material, please contact me at Mark.Thompson@FederatedHermes.com or(412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Paralegal Manager